Morgan Stanley & Co. International plc (MSIP)
Schedule F - Section II Registration with Foreign Financial Regulatory Authorities
Supplemental Document listing all Authorities, including those already submitted in Schedule F for completeness

Authority Name	Authority Location	Authority Type	License Type
Securities and Exchange Commission (SEC)	United States	Regulator	License
Commodity Futures Trading Commission (CFTC)/ National Futures Association (NFA)	United States	Regulator	License
Commodity Futures Trading Commission (CFTC)/ National Futures Association (NFA)	United States	Regulator	Exemption/Waiver
Australian Securities and Investments Commission (ASIC)	Australia	Regulator	Exemption/Waiver
Financial Services and Markets Authority (FSMA)	Belgium	Regulator	License
Ontario Securities Commission (OSC) Alberta Securities Commission (ASC) British Columbia Securities Commission (BCSC) Manitoba Securities Commission (MSC) New Brunswick Securities Commission (NBSC) Newfoundland and Labrador (NL) Nova Scotia Securities Commission (NSSC) Prince Edward Island (PEI) Quebec Autorité des marchés financiers (AMF) Saskatchewan Securities Commission (SSC)	Canada	Regulator	Exemption/Waiver
China Securities Regulatory Commission (CSRC)	China	Regulator	Exemption/Waiver
People's Bank of China (PBOC)	China	Regulator	Permission
Danish Financial Supervisory Authority (DFSA)	Denmark	Regulator	License
Dubai Financial Services Authority (DFSA)	Dubai/DIFC/UAE	Regulator	License
Autorité des Marchés Financiers (AMF)	France	Regulator	License
Financial Supervisory Authority (FSA)	Finland	Regulator	Exemption/Waiver
Securities and Futures Commission (SFC)	Hong Kong	Regulator	License
Securities and Futures Commission (SFC)	Hong Kong	Regulator	Exemption/Waiver
Securities and Futures Commission (SFC)	Hong Kong	Regulator	Exemption/Waiver
Securities and Futures Commission (SFC)	Hong Kong	Regulator	License
Euronext Dublin	Ireland	Exchange	Permission
Israel Securities Authority (ISA)	Israel	Regulator	License
Commissione Nazionale per le Società e la Borsa (Consob)	Italy	Regulator	Exemption/Waiver
Bursa Malaysia Berhad (BM)	Malaysia	Exchange	License
Authority for the Financial Markets (AFM)	Netherlands	Regulator	Exemption/Waiver
Financial Supervisory Authority of Norway (FSA)	Norway	Regulator	Exemption/Waiver
Qatar Financial Centre Regulatory Authority (QFCRA)	QFC/Qatar	Regulator	License
Capital Market Authority (CMA)	Saudi Arabia	Regulator	License
Monetary Authority of Singapore (MAS)	Singapore	Regulator	License
Monetary Authority of Singapore (MAS)	Singapore	Regulator	License
Monetary Authority of Singapore (MAS)	Singapore	Regulator	Exemption/Waiver
Financial Sector Conduct Authority (FSCA)	South Africa	Regulator	Exemption/Waiver
Financial Supervisory Service (FSS)	South Korea	Regulator	License
Financial Supervisory Service (FSS)	South Korea	Regulator	License
Financial Supervisory Commission (FSC)	Taiwan	Regulator	License
Securities and exchange commission, Thailand (SEC)	Thailand	Regulator	License
Bank of England (BofE) / Prudential Regulation Authority (PRA)	United Kingdom	Regulator	License
Financial Conduct Authority (FCA)	United Kingdom	Regulator	Permission
IBA / ICE Benchmark Administration Ltd	United Kingdom	Exchange	License
London Bullion Market Association (LBMA)	United Kingdom	OTC Market	License
'BNetzA (Bundesnetzagentur)	United Kingdom	Regulator	License
Panel on Takeovers and Mergers (POTM)	United Kingdom	Industry Body	Exemption/Waiver
The State Bank of Vietnam (SBV)	Vietnam	Regulator	Permission
The State Bank of Vietnam (SBV)	Vietnam	Regulator	Permission
Financial Market Supervisory Authority (FINMA)	Zurich	Regulator	License
Financial Market Authority (FMA)	Liechtenstein	Regulator	Exemption/Waiver
Commission de Surveillance du Secteur Financier (CSSF)	Luxembourg	Regulator	Exemption/Waiver
The Cyprus Securities and Exchange Commission (CySEC)	Republic of Cyprus	Regulator	Exemption/Waiver
Financial Market Supervisory Authority (FINMA)	Zurich	Regulator	Exemption/Waiver